Management Discussion and Analysis

For the Six Months Ended December 31, 2021

This management's discussion and analysis ("MD&A") is provided to enable the reader to assess material changes in the financial condition and results of operations of District Metals Corp. (the "Company" or "District Metals") for the six months ended December 31, 2021. This MD&A should be read in conjunction with the condensed consolidated interim financial statements of the Company for the six months ended December 31, 2021, and the condensed consolidated annual financial statements of the Company for the financial year ended June 30, 2021, prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). This MD&A complements and supplements but does not form part of the Company's condensed consolidated interim financial statements.

This MD&A contains forward-looking statements. Statements regarding the adequacy of cash resources to carry out the Company's exploration programs or the need for future financing are forward-looking statements. All forward-looking statements, including those not specifically identified herein, are made subject to cautionary language on page 9. Readers are advised to refer to the cautionary language when reading any forward-looking statements.

All dollar amounts contained herein are expressed in Canadian dollars unless otherwise indicated. This MD&A has been prepared as of March 1, 2022.

BUSINESS OVERVIEW

The Company was incorporated under the Business Corporations Act (Alberta) on July 24, 1989 and continued into the Province of British Columbia on March 31, 2006. On July 17, 2019, the Company changed its name to District Metals Corp. The Company is listed on the TSX Venture Exchange (the "Exchange") under the trading symbol "DMX" and on the Frankfurt Stock Exchange under the symbol "DFPP".

The Company is a junior mineral exploration stage company in the business of acquiring, exploring, and evaluating natural resource properties, and either developing these properties further or disposing of them when the evaluation is complete. As at the date of this MD&A, the Company holds a 100% interest in the Tomtebo Property, located in the Bergslagen Mining District of south-central Sweden, a 100% interest in Svardsjo and Gruvberget properties, both in Sweden, and a 20% interest in the Bakar Property located on North Vancouver Island in British Columbia, Canada.

The Company's ability to continue its operations is dependent on its success in raising equity through share issuances, suitable debt financing and/or other financing arrangements. While the Company has been successful in raising equity in the past, there can be no guarantee that it will be able to raise sufficient funds to fund its activities and general and administrative costs in the future. Many factors influence the Company's ability to raise funds, including the health of the capital market, the climate for mineral exploration investment and the Company's track record. Actual funding requirements may vary from those planned due to a number of factors, including the acquisition of new projects. There is no guarantee that the Company will be able to secure additional financings in the future at terms that are favourable, or at all.

The Company's ability to raise additional funds is affected by numerous factors outside the Company's control including the global economy. The global economy is currently characterized by increased volatility and uncertainty. Particularly, in connection with the effects of increased in inflation and the consequential change in investor's perceptions of inflationary expectations and the geopolitical crisis in Ukraine (including the implementation of economic sanctions).

Tomtebo Property, Sweden

On June 30, 2020, the Company completed its acquisition of 100% ownership of the Tomtebo Property ("Tomtebo Property") from Viad Royalties AB, a wholly-owned subsidiary of EMX Royalty Corp. ("EMX"), for $35,000 cash and the issuance of 5,882,830 common shares of the Company, with a fair value of $1,353,050 ("Tomtebo Purchase Agreement" or the "Transaction"). EMX retained a 2.5% net smelter royalty on the Tomtebo Property. The Company also entered into a shareholder rights agreement with EMX pursuant to which, among other things, EMX was granted a top-up right (the "Top-Up Right") to maintain its proportionate shareholding in the Company at no additional consideration until the earlier of the five year anniversary of the closing of the Transaction and completion of a financing raising gross proceeds of at least $600,000, up to a maximum of 3,000,000 common shares in the capital of the Company.

To retain the Tomtebo Property, the Company must:

i) incur $1,000,000 of eligible expenditures on the Tomtebo Property within two years of the closing of the Transaction (incurred); and

ii) complete a minimum of 2,000 m of drilling within three years of completion of the Transaction (completed) and an aggregate of 5,000 m within five years of completion of the Transaction (completed).

As at June 30, 2021, the Company had completed all requirements to retain the Tomtebo Property.

Also in connection with the closing of the Transaction, pursuant to the previously announced services agreement between the Company, Vector Geological Solutions Inc., (the "Consultant") and Daniel MacNeil, as principal of the Consultant, the Company issued 466,390 common shares in the capital of the Company, with a fair value of $107,270, to the Consultant (the "Finder Shares") and agreed to issue additional common shares to the Consultant if and to the extent any are issued to EMX pursuant to its Top Up Right. The Consultant is at arm's length to the Company.

During the year ended June 30, 2021, the Company issued an additional 33,610 common shares with a fair value of $16,133, to the Consultant which satisfied all of the Company's obligations to the Consultant associated with the Tomtebo Purchase Agreement.

During the year ended June 30, 2021, the Company issued 219,756 common shares with a fair value $105,483 to EMX pursuant to the Top-Up Right in the Tomtebo Purchase Agreement, which satisfies all Top-Up Right obligations in the Tomtebo Purchase Agreement.

For further details regarding the terms of the Purchase Agreement, please refer to the Company's news releases of February 20, 2020 and May 8, 2020 and the Purchase Agreement filed on the Company's profile on www.sedar.com.

Costs incurred by the Company with respect to the Tomtebo Property as at December 31, 2021 are summarized below:

Acquisition Costs
Balance, June 30, 2020	$1,499,090
Additions	121,616
Balance, December 31, 2021 and June 30, 2021	$1,620,706

Deferred Exploration Costs
Balance, June 30, 2020	$-
Consulting	811,578
Drilling	951,856
Geochemistry	48,463
Geophysics	41,167
Other costs	104,555
Balance, June 30, 2021	$1,957,619
Consulting	274,913
Drilling	1,182,919
Geochemistry	56,345
Geophysics	5,000
Other costs	150,366
Balance, December 31, 2021	$3,627,162

Total
Balance, June 30, 2021	$3,578,325
Balance, December 31, 2021	$5,247,868

Svardsjo Property, Sweden

On October 6, 2021, the Company completed the acquisition of the Svardsjo Property located in Sweden from a wholly-owned subsidiary of EMX Royalty Corp. ("EMX") for $35,000 cash, the issuance of 1,659,084 common shares of the Company with a fair value of $365,000 and reimbursement of $2,500 in mineral license fees previously incurred. EMX retained a 2.5% net smelter royalty on the Svardsjo Property.

To retain the Svardsjo Property, the Company must:

i) incur $1,000,000 of eligible work expenditures on the Svardsjo Property within five years of closing; and

ii) make certain milestone payments upon a mineral resource estimate and/or preliminary economic assessment.

Costs incurred by the Company with respect to the Svardsjo Property as at December 31, 2021 are summarized below:

Acquisition Costs
Balance, June 30, 2021 and 2020	$-
Additions	402,500
Balance, December 31, 2021	$402,500
Deferred Exploration Costs
Balance, June 30, 2021 and 2020	$-
Consulting	34,370
Balance, December 31, 2021	$34,370
Total
Balance, June 30, 2021	$-
Balance, December 31, 2021	$436,870

Gruvberget Property, Sweden

On October 12, 2021, the Company completed the acquisition of the Gruvberget Property located in Sweden from Explora Mineral AB ("Explora") for $20,000 cash and issuance of 1,000,000 common shares of the Company, with a fair value of $240,000. Explora retained a 2.5% net smelter royalty on the Gruvberget Property, which can be repurchased for $8,000,000 at any time.

To retain the Gruvberget Property, the Company must incur $500,000 of eligible work expenditures on the Gruveberget Property within two years of closing.

Costs incurred with respect to the Gruvberget Property as at December 31, 2021 are summarized below:

Acquisition Costs
Balance, June 30, 2021 and 2020	$-
Additions	260,000
Balance, December 31, 2021	$260,000
Deferred Exploration Costs
Balance, June 30, 2021 and 2020	$-
Geophysics	147,623
Balance, December 31, 2021	$147,623
Total
Balance, June 30, 2021	$-
Balance, December 31, 2021	$407,623

Bakar Property, British Columbia

During the year ended June 30, 2020, the Company acquired a 100% interest in the Bakar property by paying a cash purchase price of $50,000 cash and issuing 1,250,000 common shares with a fair value of $200,000.

On December 18, 2020, the Company sold an 80% interest in its Bakar Property to Sherpa II Holdings Corp. ("Sherpa II") (the "Bakar Sale Agreement"), an arms-length third party. Pursuant to the Bakar Sale Agreement, Sherpa II acquired an 80% interest in the Bakar Property for the following consideration:

  $50,000 cash payment (received);
  1,000,000 common shares of Sherpa II (received; fair value at December 31, 2020 of $80,000);
  $200,000 in work expenditures within nine months of closing (completed during the six months ended December 31, 2021); and
  Assumption of the 2.0% NSR from the royalty agreement dated July 12, 2019 between the Company and Longford Capital Corp. on one of the eight mineral claims that comprises Bakar, which covers 1,352 hectares (ha) out of the 15,687 ha Property. The 2.0% NSR may be repurchased by Sherpa II entirely for $6,500,000 cash.

The purchase consideration pursuant to the Baker Sale Agreement was lower than the Company's carrying value of the Bakar Property, as such, the Company determined that indicators of impairment existed. A test of the recoverable amount of the Bakar Property resulted in an impairment loss of $397,936 during the year ended June 30, 2021. A value in use calculation is not applicable as the Company does not have any expected cash flows from using the property at this stage of its operations. In estimating the fair value less costs of disposal, management estimated the fair value of the property based on the consideration stated in the Bakar Sale Agreement, level 3 in the fair value hierarchy.

During the year ended June 30, 2021, the Company received a refund of $58,685 from the Government of Canada related to Mineral Exploration Tax Credit ("METC"), which was recorded as a recovery against other costs on the Bakar Property.

Costs incurred by the Company with respect to the Bakar Property as at December 31, 2021 are summarized below:

Acquisition Costs
Balance, June 30, 2020	$275,086
Property interest sale	(130,000)
Balance, December 31, 2021 and June 30, 2021	$145,086
Deferred Exploration Costs
Balance, June 30, 2020	$342,253
Consulting	1,333
Other recovery	(58,685)
Balance, June 30, 2021	$284,901
Other costs	6,400
Balance, December 31, 2021	$291,301

Write-down of mineral property	$(397,936)
Total
Balance, June 30, 2021	$32,051
Balance, December 31, 2021	$38,451

FINANCIAL REVIEW

For a discussion of the factors affecting the Company's losses see "Summary of quarterly results" and "Results of operations" below.

Results of operations for the three months ended December 31, 2021

The Company incurred a total net loss and comprehensive loss of $878,103 during the three months ended December 31, 2021, a decrease in loss of $478,277, as compared to the total net loss and comprehensive loss of $1,356,380 for the three months ended December 31, 2020. The decrease in net loss and total comprehensive loss was primarily driven by:

  A decrease in marketing and investor relations costs of $181,320 due to cash resources being prioritized for exploration work;
  A decrease in stock-based compensation expense of $145,949 due more stock options vesting in the prior period; and
  An unrealized gain on marketable securities of $105,000 related to the change in fair value of the common shares held of Sherpa II.

Results of operations for the six months ended December 31, 2021

The Company incurred a total net loss and comprehensive loss of $1,208,734 during the six months ended December 31, 2021, a decrease in loss of $791,627, as compared to the total net loss and comprehensive loss of $2,000,361 for the six months ended December 31, 2020. The decrease in net loss and total comprehensive loss was primarily driven by:

  A write-down of mineral property of $456,537 related to the Bakar Property;
  A decrease in marketing and investor relations costs of $182,341 due to cash resources being prioritized for exploration work;
  A decrease in stock-based compensation expense of $164,866 due more stock options vesting in the prior period; and
  An unrealized gain on marketable securities of $105,000 related to the change in fair value of the common shares held of Sherpa II.

Summary of quarterly results

The following table provides a summary of financial data for the Company's most recent eight quarters derived from the Company's unaudited condensed interim financial statements prepared in accordance with IAS 34:

Quarter ended		Revenue	Loss before other income and expenses	Total comprehensive loss	Basic and diluted income (loss) per common share
Q2/22	December 31, 2021	$-	$(944,130)	$(878,103)	$(0.01)
Q1/22	September 30, 2021	-	(332,682)	(330,631)	(0.00)
Q4/21	June 30, 2021	-	(111,765)	(438,941)	(0.01)
Q3/21	March 31, 2021	-	(290,578)	(290,578)	(0.01)
Q2/21	December 31, 2020	-	(1,356,380)	(1,356,380)	(0.02)
Q1/21	September 30, 2020	-	(190,527)	(633,019)	(0.01)
Q4/20	June 30, 2020	-	(541,190)	(541,190)	(0.01)
Q3/20	March 31, 2020	-	(115,120)	(115,120)	(0.00)

The primary factors affecting the magnitude and variations of the Company's losses are as follows:

  During the year ending June 30, 2022, the Company's second quarter loss was influenced by stock-based compensation expense of $539,248. When normalized for this amount, the loss was $404,882.

  During the year ended June 30, 2021, the Company's second quarter loss was influenced by stock-based compensation expense of $685,197 and marketing costs of $324,140. When normalized for these amounts, the loss was $347,043.

  During the year ended June 30, 2021, the Company's first quarter loss was influenced by a write-down to the Bakar Property of $442,492. When normalized for this amount, the loss was $201,489.

  During the year ended June 30, 2020, the Company's first and fourth quarter losses were influenced by stock-based compensation expense of $205,015 and $309,644, respectively. When normalized for these amounts, the loss was $127,157 for Q1 2020 and $231,546 for Q4 2020.

LIQUIDITY AND CAPITAL RESOURCES

The Company's condensed consolidated interim financial statements for the six months ended December 31, 2021 have been prepared on a going concern basis, which assumes that the Company will continue in operation in the foreseeable future and will be able to realize its assets and settle its liabilities in the normal course of business.

On December 14, 2021, the Company issued 7,200,000 units pursuant to a brokered private placement. Each unit comprises one common share and one-half common share purchase warrant, exercisable at $0.35 per share until December 14, 2023 (a "Unit").. Cash share issuance costs of $212,912 were incurred and 358,320 compensation options with a fair value of $46,399 were granted to finders in connection with the non-brokered placement. Each compensation option entitles the holder to purchase one Unit at an exercise price of $0.25.

At December 31, 2021, the Company had cash and cash equivalents of $2,603,079 (June 30, 2021 - $3,643,704) and its current assets exceeded its current liabilities by $2,700,925 (June 30, 2021 - $3,433,382). The Company currently does not generate revenue. It has incurred losses and negative cash flows from operations since inception and had an accumulated deficit of $59,771,405 as at December 31, 2021 (June 30, 2021 - $58,854,192).

The Company's cash balances are sufficient to complete its planned exploration activities and fund its administrative expenses for the ensuing 12 month period.

The Company's ability to continue its operations thereafter is dependent on its success in raising equity through share issuances, suitable debt financing and/or other financing arrangements. While the Company has been successful in raising equity in the past, there can be no guarantee that it will be able to do so in the future.  If the Company is unable to obtain the requisite amount of financing it will be required to continue to defer planned exploration activities and/or reduce corporate capacity and/or sell assets each of which would have a material adverse effect on its business and ability to continue as a going concern. The condensed consolidated interim financial statements for the six months ended December 31, 2021 do not give effect to the required adjustments to the carrying amounts and classification of assets and liabilities should the Company be unable to continue as a going concern.

Cash flows

Cash used in operating activities for the six months ended December 31, 2021, was $1,282,109 compared to $884,616 used in operating activities for the six months ended December 31, 2020. The decrease in spending is primarily the result of lower administrative costs incurred in favor of funds being used for exploration and evaluation activities.

During the six months ended December 31, 2021, the Company invested $1,446,904 in exploration and evaluation assets and advances and deposits for exploration, compared with $508,908 spent on exploration and evaluation assets during the six months ended December 31, 2020. The increased spending in 2021 is due to continued exploration on the Company's Swedish exploration projects and the timing of drilling activities.

During the six months ended December 31, 2021, the Company raised an aggregate of $1,688,388 (2020 - $4,446,168) from the issuance of Units and the exercise of stock options. The decrease in funds raised was due to the December 2021 private placement being smaller than the December 2020 private placement.

TRANSACTIONS WITH RELATED PARTIES

The Company's related parties consist of its key management personnel, including its directors and officers. During the normal course of business, the Company enters into transactions with its related parties that are considered to be arm's length transactions and made at normal market prices and on normal commercial terms.

(a) Key management compensation for the six months ended December 31, 2021 and 2020 were as follows:

	For the Six Months Ended
	December 31, 2021	December 31, 2020
Salary	$127,500	$198,670
Short-term benefits	$48,000	$-

(b) On June 1, 2020, the Company entered into an employment agreement with the Company's Chief Executive Officer ("CEO") effective June 1, 2020, pursuant to which, if the Company experiences a change of control the CEO is entitled to 24 months of salary. Pursuant to the employment agreement, the Company incurred a salary of $127,500 to the CEO during the six months ended December 31, 2021, recorded in consulting fees (2020 - $198,670). During the six months ended December 31, 2021 and 2020, the Company incurred consulting fees of $30,000 and $Nil, respectively, for services provided by the CFO.

(c) During the six months ended December 31, 2021 and 2020, the Company incurred stock-based compensation expense of $288,855 and $573,456, respectively, related to stock options granted to officers and directors of the Company.

(d) During the six months ended December 31, 2021 and 2020, the Company incurred director's fees of $18,000 and $8,000, respectively, recorded in consulting fees, to directors of the Company.

(e) During the six months ended December 31, 2021 and 2020, the Company incurred consulting fees of $48,000 and $Nil paid to a company controlled by a close family member of the CFO.

(f) At December 31, 2021 and June 30, 2021, the Company had $10,500 due to related parties, including in accounts payable and accrued liabilities, and $28,088 due from related parties. Amounts are unsecured, non-interest bearing with no set terms of repayment.

CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The critical judgements and estimates that management has made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements for the six months ended December 31, 2021 as follows:

Critical judgments

The critical judgments, apart from those involving estimations, that management has made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Going concern

The assessment of the Company's ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures and meet its liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

Impairment of long-lived assets

The carrying value and the recoverability of long-lived assets, including exploration and evaluation assets, are evaluated at each reporting date. Management assesses the potential impairment, which involves assessing whether facts or circumstances exist that suggest the carrying amount exceeds the recoverable amount.

Key sources of estimation uncertainty

The key assumptions management has made about the future and other major sources of estimation uncertainty at the date of the statement of financial position that have significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

Valuation of stock-based compensation

The Company uses the Black-Scholes option pricing model for valuation of stock-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company's earnings and equity reserves.

NEW ACCOUNTING STANDARDS AND ACCOUNTING STANDARDS NOT YET EFFECTIVE

The Company did not adopt any new accounting standards during the six months ended December 31, 2021.

OFF-BALANCE SHEET ARRANGEMENTS

The Company did not enter into any off-balance sheet arrangements during the six months ended December 31, 2021.

FINANCIAL INSTRUMENTS AND RELATED RISKS

Classifications

The Company's financial assets and liabilities are classified as follows:

	December 31, 2021	June 30, 2021
Financial assets:
Fair value through profit and loss
Cash	$2,603,079	$3,643,704
Marketable securities	230,000	125,000

Amortized cost
Due from related parties	-	28,088

Financial liabilities:
Other financial liabilities
Accounts payable and accrued liabilities	$381,717	$592,600

The amount of accounts payable and accrued liabilities includes amounts due to related parties.

Fair value information

The fair values of the Company's cash and cash equivalents, due from related parties and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that reflects the significance of inputs used in measuring fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs)

At December 31, 2021 and June 30, 2021, the Company had no financial assets measured and recognized on the statement of financial position at fair value belonging in Level 2 or Level 3 of the fair value hierarchy.

Financial instrument risk exposure

The Company's financial instruments expose the Company to certain financial risks, including credit risk, liquidity risk, interest rate risk and foreign currency risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. At December 31, 2021, the Company was exposed to credit risk on its cash and cash equivalents.

The Company's cash and cash equivalents is held with a high credit quality financial institution in Canada and Sweden and as at December 31, 2021, management considers its exposure to credit risk to be low.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company manages liquidity risk by maintaining adequate cash and managing its capital and expenditures.

At December 31, 2021, the Company had cash and cash equivalents of $2,603,079 (June 30, 2021 - $3,643,704) and accounts payable and accrued liabilities of $381,717 (June 30, 2021 - $592,600) with contractual maturities of less than one year. The Company had sufficient cash to meet its current liabilities as at December 31, 2021. The Company assessed its liquidity risk as moderate as at December 31, 2021.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's financial assets and financial liabilities are not exposed to interest rate risk due to their short-term nature and maturity. The Company is not exposed to interest rate risk as at December 31, 2021.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies.

As at December 31, 2021 and June 30, 2021, the Company had exposure to foreign currency risk through the following assets and liabilities denominated in US Dollars, Euros, and SEK.

December 31, 2021
	US Dollars	Euros	SEK
Cash and cash equivalents	-	192,142	80,192
Accounts payable and accrued liabilities	-	-	(1,208,653)
Net	-	192,142	(1,128,461)
Canadian dollar equivalent	-	277,231	(158,097)

June 30, 2021
	US Dollars	Euros	SEK
Cash and cash equivalents	25,674	594,579	965,536
Accounts payable and accrued liabilities	-	-	(3,428,353)
Net	25,674	594,579	(2,462,817)
Canadian dollar equivalent	31,820	873,972	(357,355)

Based on the above net exposures a 5% change in the Canadian Dollar/US Dollar, Canadian Dollar/Euro and Canadian Dollar/SEK exchange rate would impact the Company's net loss by approximately $Nil, $14,000 and $8,000 (June 30, 2021 - $2,000, $44,000 and $18,000), respectively. As at December 31, 2021 and June 30, 2021 the Company has not hedged its exposure to currency fluctuations. The Company assessed its financial currency risk as moderate as at December 31, 2021 and June 30, 2021.

OUTSTANDING SHARE CAPITAL DATA

At the date of this MD&A, the Company had 86,980,707 common shares issued and outstanding (June 30, 2021 - 76,741,623).

The Company has authorized an unlimited number of common shares without par value.

At the date of this MD&A, the Company has 11,517,866 warrants outstanding and 1,205,920 compensation options exercisable at $0.30 into one common share and one-half share purchase warrant.

At the date of this MD&A, the Company has 6,880,000 stock options outstanding, as follows:

Number of options	Exercise price	Expiry date	Exercisable

855,000	$0.20	August 12, 2024	855,000
1,855,000	$0.21	June 2, 2025	1,855,000
300,000	$0.33	October 7, 2025	300,000
1,400,000	$0.46	December 30, 2025	1,400,000
50,000	$0.45	January 18, 2026	50,000
200,000	$0.40	April 13, 2026	200,000
2,220,000	$0.25	October 7, 2026	2,220,000

RISKS AND UNCERTAINTIES

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of the Company and uncertainties not discussed to date or not known to management could have material and adverse effects on the valuation of our securities, existing business activities, financial condition, results of operations, plans and prospects. could cause the Company's operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with the Company's business and its involvement in the mineral exploration and development industry. Refer to the Company's MD&A for the year ended June 30, 2021, dated October 28, 2021 for a list of risk factors impacting the Company.

Conflicts of Interest

Members of the Board may become directors of other reporting companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the Board may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The Company and its Board will attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Conflicts, if any, will be subject to the procedures and remedies as provided under the Business Corporations Act (British Columbia) (the "BCBCA"). The provisions of the BCBCA require a director or officer of a corporation who has a material interest in a contract or transaction of the corporation, or a director or officer of a corporation who is a director or officer of or has a material interest in a person who has a material interest in a contract or transaction with the corporation, to disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless permitted under the BCBCA, as the case may be. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" or variations of such words and phrases or the negative connotation thereof, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. The forward-looking statements may include statements regarding exploration results and budgets, work programs, capital expenditures, timelines, strategic plans, market price of commodities or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company may differ materially from those reflected in forward-looking statements due to a variety of risks, uncertainties and other factors. , Although management believes that the expectations represented by such forward-looking information or statements are reasonable, there is significant risk that the forward-looking information or statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Important factors that could cause actual results to differ materially from the Company's expectations include uncertainties relating to disputes; fluctuations in commodity prices and foreign currency exchange rates; uncertainties relating to interpretation of drill results and the geology; the need to obtain additional financing to develop properties and uncertainties as to the availability and terms of future financing; uncertainties disclosed in other information released by the Company from time to time and filed with the appropriate regulatory agencies and other factors such as those described above and discussed under "Risks and Uncertainties".

For the reasons set forth above, investors should not place undue reliance on forward-looking statements. It is the Company's policy that all forward-looking statements are based on the Company's beliefs and assumptions which are based on information available at the time these assumptions are made. The forward-looking statements contained herein are based on information available as at March 1, 2022 and are subject to change after this date. The Company assumes no obligation and has no policy for updating or revising forward-looking information or statements to reflect new events or circumstances, except as may be required under applicable securities laws.